UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On January 7, 2026, Erayak Power Solution Group Inc. (the “Company”) notified its independent registered public accounting firm, Fortune CPA Inc. its decision to dismiss Fortune CPA Inc. as the Company’s auditor.

(ii)	The reports of Fortune CPA Inc. on the financial statements of the Company for the fiscal years ended December 31, 2024 and 2023 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2024 and through January 7, 2026, the date of dismissal, (a) there were no disagreements with Fortune CPA Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Fortune CPA Inc., would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On January 7, 2026, the Company provided Fortune CPA Inc. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On January 7, 2026, the Audit Committee and the Board of Directors of the Company appointed Tang Qian & Associates PLLC as its new independent registered public accounting firm to audit the Company’s financial statements. During the two most recent fiscal years ended December 31, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of Tang Qian & Associates PLLC, neither the Company, nor someone on its behalf, has consulted Tang Qian & Associates PLLC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from Fortune CPA Inc. addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Erayak Power Solution Group Inc.

Dated: January 8, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

3